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                                                                   EXHIBIT 99.17


                               BELL SPORTS CORP.

                            6350 SAN IGNACIO AVENUE
                          SAN JOSE, CALIFORNIA  95119

                                                                   July 24, 1998

To the Holders of
4 1/4% Convertible Subordinated Debentures due 2000 of Bell Sports Corp.:

     Bell Sports Corp., a Delaware corporation ("Bell Sports"), is offering to purchase for cash (the "Tender Offer") up to $62.5 million aggregate principal amount of its 4 1/4% Convertible Subordinated Notes due 2000 (the "Debentures"), upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase dated June 30, 1998 (and the supplement thereto dated July 24, 1998, together, the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). The Debentures were issued under an indenture dated as of November 15, 1993.

     The consideration for each $1,000 principal amount of Debentures tendered pursuant to the Tender Offer shall be $905, plus accrued and unpaid interest from May 15, 1998 up to, but not including, the date of payment.

     The Tender Offer is being made in connection with, and Bell Sports' obligation to accept for purchase and to pay for Debentures validly tendered pursuant to the Tender Offer is conditioned upon, (i) consummation of the merger of HB Acquisition Corporation with and into Bell Sports (the "Merger"), (ii) completion of a note offering by Bell Sports, Inc., a wholly-owned subsidiary of Bell Sports (the "Subsidiary"), (iii) entry into a new senior credit facility by the Subsidiary in an amount, together with other funds available to the Bell Sports, sufficient to fund amounts payable in connection with the Merger, (iv) Debentures in an amount not less than $35.0 million aggregate principal amount being tendered in the Tender Offer, and (v) the satisfaction of the General Conditions (as defined in the Offer to Purchase).

     Please read carefully the Offer to Purchase and the other enclosed materials relating to the Tender Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Tender Offer are asked to respond promptly by completing and returning the Letter of Transmittal (enclosed), and all other required documentation, to Harris Trust and Savings Bank, the Depositary for the Tender Offer, or to electronically transmit their acceptance of the Tender Offer by causing The Depository Trust Company ("DTC") to transfer Debentures to the Depositary in accordance with DTC's Automated Tender Offer Procedures for transfer.

     If you have questions regarding the terms of the Tender Offer, please direct your questions to Donaldson, Lufkin & Jenrette Securities Corporation at 2121 Avenue of the Stars, Fox Plaza, Los Angeles, California 90067. In addition, Georgeson & Company, Inc. is acting as our Information Agent for the Tender Offer and can be reached at Wall Street Plaza, New York, New York 10005 or at 1-800-223-2064.

     Thank you for your time and effort in reviewing this request.


                              Very truly yours,



                              BELL SPORTS CORP.